FOR IMMEDIATE RELEASE

Contact:

Linda Chien
Investor Relations
51job, Inc.
+(86-21) 6879-6250
investor.relations@51job.com

51job, Inc. Reports Third Quarter 2007 Financial Results

SHANGHAI, China, November 12, 2007 – 51job, Inc. (Nasdaq: JOBS), a leading provider of integrated human resource services in China, announced today unaudited financial results for the third quarter of 2007 ended September 30, 2007.

Third Quarter 2007 Financial Highlights:
● ● ● ● ●	Total revenues increased 21.8% over Q3 2006 to RMB220.2 million (US$29.4 million), exceeding the
Company’s guidance range of RMB205 to RMB215 million
 Gross margin of 56.5% compared with 56.2% in Q3 2006
 Operating income grew 14.8% over Q3 2006 to RMB35.4 million (US$4.7 million)
 Fully diluted earnings per common share were RMB0.47 (US$0.13 per ADS)
 Excluding share-based compensation expense and foreign currency translation loss, non-GAAP adjusted fully diluted earnings per common share were RMB0.68 (US$0.18 per ADS), exceeding the Company’s guidance range of RMB0.55 to RMB0.65

Commenting on the results, Rick Yan, President and Chief Executive Officer of 51job, Inc., said, “We are pleased that third quarter revenues came in above expectations, driven by higher growth in our print business and continued strength in our online business. Advertising volume in the third quarter was robust both offline and online as we successfully expanded our customer base and attracted new employers to our media platforms.”

“Executing our plan for the year, we stepped up our sales and marketing activities during the third quarter and will continue these efforts into the fourth quarter. While these higher expenditures have impacted our earnings in the near term, we believe these initiatives will strengthen our brand and competitive position to allow us to achieve higher growth and profitability in the longer term,” said Mr. Yan.

Third Quarter 2007 Unaudited Financial Results

Total revenues for the third quarter ended September 30, 2007 were RMB220.2 million (US$29.4 million), an increase of 21.8% from RMB180.8 million for the same quarter in 2006.

Print advertising revenues for the third quarter of 2007 increased 15.9% to RMB114.1 million (US$15.2 million) compared with RMB98.4 million for the same quarter in 2006. The increase was primarily the result of a greater volume of advertisements in 51job Weekly which was partially offset by lower average revenue per page. The estimated number of print advertising pages generated in the third quarter of 2007 grew 37.4% to 4,419 compared with 3,217 pages in the same quarter in 2006. Average revenue per page in the third quarter of 2007 decreased 15.6% over the same quarter in 2006 due to growing revenue contribution from lower priced cities.

Online recruitment services revenues for the third quarter of 2007 were RMB73.0 million (US$9.7 million), representing a 26.8% growth from RMB57.6 million for the same quarter last year. The increase was mainly attributable to growth in the number of employers using the Company’s online services. Unique employers using the Company’s online recruitment services increased 31.6% to 59,177 in the third quarter of 2007 compared with 44,969 in the same quarter last year.

Executive search revenues for the third quarter of 2007 decreased 26.5% to RMB3.6 million (US$0.5 million) from RMB4.9 million for the same quarter last year due to fewer candidate placements. For the third quarter of 2007, other human resource related revenues grew 48.1% to RMB29.6 million (US$3.9 million) from RMB20.0 million in the third quarter last year principally due to greater customer demand for corporate training and business process outsourcing services.

Gross profit for the third quarter of 2007 was RMB117.8 million (US$15.7 million), representing an increase of 22.7% from RMB96.0 million for the same quarter last year. Gross margin, which is equal to gross profit divided by net revenues, was 56.5% in the third quarter of 2007 compared with 56.2% in the same quarter in 2006.

Operating expenses for the third quarter of 2007 increased 26.4% to RMB82.4 million (US$11.0 million) from RMB65.2 million for the same quarter last year due primarily to higher sales and marketing expenses. Operating expenses as a percentage of net revenues was 39.5% for the third quarter of 2007 compared with 38.2% for the third quarter of 2006. Excluding share-based compensation expense, operating expenses as a percentage of net revenues was 36.3% in the third quarter of 2007 compared with 34.5% in the third quarter of 2006.

Sales and marketing expenses for the third quarter of 2007 increased 42.2% to RMB50.5 million (US$6.7 million) from RMB35.5 million for the same quarter in 2006 primarily due to the hiring of additional salespersons, increased advertising expenses, and greater spending on marketing and promotional activities.

General and administrative expenses for the third quarter of 2007 increased to RMB31.9 million (US$4.3 million) from RMB29.6 million in the third quarter last year primarily due to higher employee and office expenses, which were partially offset by lower professional services fees and rental expenses.

Income from operations for the third quarter of 2007 increased 14.8% to RMB35.4 million (US$4.7 million) from RMB30.8 million for the same quarter last year. The Company’s effective tax rate increased to 31.2% in the third quarter of 2007 compared with 20.4% in the third quarter of 2006 due to the expiration of certain tax exemptions earlier in the year.

Net income for the third quarter of 2007 was RMB26.7 million (US$3.6 million) compared with RMB27.1 million for the same quarter in 2006. Fully diluted earnings per common share for the third quarter of 2007 were RMB0.47 (US$0.06) compared with RMB0.48 for the same quarter in 2006. Fully diluted earnings per ADS for the third quarter of 2007 were RMB0.94 (US$0.13) compared with RMB0.96 in the third quarter of 2006.

In the third quarter of 2007, the Company recognized total share-based compensation expense of RMB8.1 million (US$1.1 million) compared with RMB7.5 million in the third quarter of 2006. The Company also recognized a foreign currency translation loss of RMB3.7 million (US$0.5 million) in the third quarter of 2007 compared with a translation loss of RMB3.1 million in the third quarter of 2006 resulting from the appreciation of the Renminbi against the U.S. dollar.

Excluding share-based compensation expense and foreign currency translation loss which had no impact on the Company’s cash earnings, non-GAAP adjusted income for the third quarter of 2007 was RMB38.5 million (US$5.1 million) compared with RMB37.6 million for the third quarter of 2006. Non-GAAP adjusted fully diluted earnings per common share were RMB0.68 (US$0.09) in the third quarter of 2007 compared with RMB0.67 in the third quarter of 2006. Non-GAAP adjusted fully diluted earnings per ADS in the third quarter of 2007 were RMB1.36 (US$0.18) compared with RMB1.33 in the third quarter of 2006.

Nine Months 2007 Unaudited Financial Results

Total revenues for the nine months ended September 30, 2007 were RMB630.7 million (US$84.2 million), an increase of 19.7% from RMB526.7 million in the comparable period in 2006. Income from operations for the nine months ended September 30, 2007 increased 27.6% to RMB120.3 million (US$16.1 million) from RMB94.2 million for the same period last year.

Net income for the first nine months of 2007 increased 13.0% to RMB89.9 million (US$12.0 million) compared with RMB79.5 million for the same period in 2006. Fully diluted earnings per common share for the first nine months of 2007 increased to RMB1.59 (US$0.21) from RMB1.41 in the comparable period in 2006. Fully diluted earnings per ADS for the first nine months of 2007 were RMB3.18 (US$0.42) compared with RMB2.82 in the same period in 2006.

Excluding share-based compensation and foreign currency translation loss, non-GAAP adjusted net income for the nine months ended September 30, 2007 increased 15.0% to RMB122.9 million (US$16.4 million) from RMB106.8 million for the nine months ended September 30, 2006. Non-GAAP adjusted fully diluted earnings per common share were RMB2.17 (US$0.29) in the first nine months of 2007 compared with RMB1.89 in the same period in 2006. Non-GAAP adjusted fully diluted earnings per ADS in the first nine months of 2007 were RMB4.34 (US$0.58) compared with RMB3.79 in the same period in 2006.

As of September 30, 2007, the Company’s cash balance was RMB987.2 million (US$131.8 million) compared with RMB868.7 million at December 31, 2006 and RMB959.2 million at June 30, 2007.

Business Outlook

For the fourth quarter of 2007, based on current operating conditions and factoring in historical seasonality patterns of soft sales at year end, the Company’s revenue target is in the estimated range of RMB205 to RMB215 million (US$27.4 to US$28.7 million). Excluding share-based compensation expense and any foreign currency translation losses or gains that may arise from further Renminbi revaluations, the Company’s non-GAAP fully diluted earnings target for the fourth quarter of 2007 is in the estimated range of RMB0.47 to RMB0.57 per common share (US$0.13 to US$0.15 per ADS). The Company expects aggregate share-based compensation expense in the fourth quarter of 2007 to be approximately RMB8 million.

Currency Convenience Translation

For the convenience of readers, certain Renminbi amounts have been translated into U.S. dollars at the rate of RMB7.4928 to US$1.00, the noon buying rate in the City of New York for cable transfers of Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of September 28, 2007.

Conference Call Information

Management of 51job will host a conference call at 8:00 p.m. Eastern Time on November 12, 2007 (9:00 a.m. Shanghai / Hong Kong time zone on November 13, 2007) to discuss third quarter 2007 results. The call will be available live and on replay through 51job’s investor relations website, ir.51job.com. Please go to the website at least fifteen minutes early to register and download and install any necessary audio software. Participants may also dial into the teleconference at +1-877-852-6581 (+1-719-325-4746 for international callers) and provide the passcode 3114760. An audio replay of the conference call will be available three hours after completion through November 19, 2007, by dialing +1-888-203-1112 (+1-719-457-0820 for international callers) and entering the passcode 3114760.

About 51job

51job, Inc. (Nasdaq: JOBS) is a leading provider of integrated human resource services in China with a strong focus on recruitment related services. Offering a broad array of products and services, 51job connects millions of job seekers with employment opportunities and streamlines the recruitment process and human resource administration for tens of thousands of companies in China. Through print advertisements in 51job Weekly and online recruitment services at www.51job.com, both domestic Chinese employers and multinational companies alike are able to attract, identify and recruit new employees. 51job also provides executive search services and a number of other value-added human resource services, including training, business process outsourcing and salary surveys. 51job’s nationwide office network in China spans 26 cities operating 23 local editions of 51job Weekly.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with United States Generally Accepted Accounting Principles (GAAP), 51job uses non-GAAP measures of adjusted income, adjusted earnings per common share and adjusted earnings per ADS, which are adjusted from results based on GAAP to exclude the impact of share-based compensation expense and foreign currency translation gain or loss. The Company believes excluding stock-based compensation expense from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such expense is not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company believes excluding foreign currency translation gain or loss from its non-GAAP financial measures is useful for its management and investors as such translation gain or loss is unrelated to the Company’s core business operations and will not result in cash settlement nor impact the Company’s cash earnings. 51job also believes these non-GAAP measures excluding share-based compensation expense and foreign currency translation gain or loss are important in helping investors to understand the Company’s current financial performance and future prospects and to compare business trends among different reporting periods on a consistent basis. The presentation of these additional measures should not be considered a substitute for or superior to GAAP results or as being comparable to results reported or forecasted by other companies. The non-GAAP measures have been reconciled to GAAP measures in the attached financial statements.

Safe Harbor Statement

Statements in this release regarding targets for the fourth quarter of 2007, future business and operating results constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current expectations, and actual results could differ materially. Among the factors that could cause actual results to differ are the number of recruitment advertisements placed, sales orders received and customer contracts executed during the remaining weeks of the fourth quarter of 2007; any accounting adjustments that may occur during the quarterly close; fluctuations in the value of the Renminbi against the U.S. dollar and other currencies; behavioral and operational changes of customers in meeting their human resource needs as they respond to evolving social, economic and political changes in China as well as stock market volatilities; introduction by its competitors of new or enhanced products or services; price competition in the market for the various human resource services that the Company provides in China; acceptance of new products and services developed or introduced by the Company outside of the human resources industry and fluctuations in general economic conditions. For additional information on these and other factors that may affect the Company’s financial results, please refer to the Company’s filings with the Securities and Exchange Commission. 51job undertakes no obligation to update these targets prior to announcing final results for the fourth quarter of 2007 or as a result of new information, future events or otherwise.

- Financial tables to follow -
51job, Inc.
Consolidated Statements of Operations

	For the Three Months Ended
	September 30, 2006	September 30, 2007	September 30, 2007
(In thousands, except share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	98,399	114,065	15,223
Online recruitment services	57,592	73,018	9,745
Executive search	4,887	3,592	479
Other human resource related revenues	19,959	29,558	3,945
Total revenues	180,837	220,233	29,392
Less: Business and related tax	(9,988)	(11,777)	(1,572)
Net revenues	170,849	208,456	27,820
Cost of services (Note 2)	(74,847)	(90,657)	(12,099)
Gross profit	96,002	117,799	15,721
Operating expenses:
Sales and marketing (Note 3)	(35,540)	(50,548)	(6,746)
General and administrative (Note 4)	(29,640)	(31,866)	(4,253)
Total operating expenses	(65,180)	(82,414)	(10,999)
Income from operations	30,822	35,385	4,722
Loss from foreign currency translation	(3,109)	(3,700)	(494)
Interest and investment income	5,492	6,479	865
Other income	821	592	79
Income before provision for income tax	34,026	38,756	5,172
Income tax expense	(6,945)	(12,078)	(1,612)
Net income	27,081	26,678	3,560
Earnings per share:
Basic	0.49	0.47	0.06
Diluted	0.48	0.47	0.06
Earnings per ADS (Note 5):
Basic	0.98	0.95	0.13
Diluted	0.96	0.94	0.13
Weighted average number of common shares outstanding:
Basic	55,545,311	56,305,902	56,305,902
Diluted	56,424,919	56,649,983	56,649,983

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.4928 on September 28, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB1,194 and RMB1,300 (US$174) for the three months ended September 30, 2006 and 2007, respectively.

3.	Includes share-based compensation expense of RMB1,026 and RMB1,119 (US$149) for the three months ended September 30, 2006 and 2007, respectively.

4.	Includes share-based compensation expense of RMB5,231 and RMB5,698 (US$760) for the three months ended September 30, 2006 and 2007, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Consolidated Statements of Operations

	For the Nine Months Ended
	September 30, 2006	September 30, 2007	September 30, 2007
(In thousands, except share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
Revenues:
Print advertising	302,116	335,191	44,735
Online recruitment services	161,178	205,806	27,467
Executive search	14,487	12,120	1,618
Other human resource related revenues	48,961	77,546	10,349
Total revenues	526,742	630,663	84,169
Less: Business and related tax	(29,088)	(33,655)	(4,492)
Net revenues	497,654	597,008	79,677
Cost of services (Note 2)	(219,759)	(259,583)	(34,644)
Gross profit	277,895	337,425	45,033
Operating expenses:
Sales and marketing (Note 3)	(95,550)	(126,556)	(16,890)
General and administrative (Note 4)	(88,103)	(90,585)	(12,090)
Total operating expenses	(183,653)	(217,141)	(28,980)
Income from operations	94,242	120,284	16,053
Loss from foreign currency translation	(5,980)	(10,737)	(1,433)
Interest and investment income	15,041	17,875	2,386
Other income	855	962	128
Income before provision for income tax	104,158	128,384	17,134
Income tax expense	(24,611)	(38,520)	(5,141)
Net income	79,547	89,864	11,993
Earnings per share:
Basic	1.44	1.60	0.21
Diluted	1.41	1.59	0.21
Earnings per ADS (Note 5):
Basic	2.88	3.20	0.43
Diluted	2.82	3.18	0.42
Weighted average number of common shares outstanding:
Basic	55,204,867	56,219,231	56,219,231
Diluted	56,395,157	56,605,906	56,605,906

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.4928 on September 28, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Includes share-based compensation expense of RMB3,420 and RMB3,652 (US$488) for the nine months ended September 30, 2006 and 2007, respectively.

3.	Includes share-based compensation expense of RMB2,940 and RMB3,141 (US$419) for the nine months ended September 30, 2006 and 2007, respectively.

4.	Includes share-based compensation expense of RMB14,987 and RMB15,533 (US$2,073) for the nine months ended September 30, 2006 and 2007, respectively.

5.	Each ADS represents two common shares.

51job, Inc.
Reconciliation of GAAP and Non-GAAP Results

	For the Three Months Ended
	September 30, 2006	September 30, 2007	September 30, 2007
(In thousands, except share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	34,026	38,756	5,172
Add back: Share-based compensation expense	7,451	8,117	1,083
Add back: Loss from foreign currency translation	3,109	3,700	494
Non-GAAP income before provision for income tax	44,586	50,573	6,749
Non-GAAP income tax expense	(6,971)	(12,080)	(1,612)
Non-GAAP adjusted income	37,615	38,493	5,137
Non-GAAP adjusted earnings per share:
Basic	0.68	0.68	0.09
Diluted	0.67	0.68	0.09
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	1.35	1.37	0.18
Diluted	1.33	1.36	0.18
Weighted average number of common shares outstanding:
Basic	55,545,311	56,305,902	56,305,902
Diluted	56,424,919	56,649,983	56,649,983

	For the Nine Months Ended
	September 30, 2006	September 30, 2007	September 30, 2007
(In thousands, except share data)	(unaudited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
GAAP income before provision for income tax	104,158	128,384	17,134
Add back: Share-based compensation expense	21,347	22,326	2,980
Add back: Loss from foreign currency translation	5,980	10,737	1,433
Non-GAAP income before provision for income tax	131,485	161,447	21,547
Non-GAAP income tax expense	(24,637)	(38,529)	(5,142)
Non-GAAP adjusted net income	106,848	122,918	16,405
Non-GAAP adjusted earnings per share:
Basic	1.94	2.19	0.29
Diluted	1.89	2.17	0.29
Non-GAAP adjusted earnings per ADS (Note 2):
Basic	3.87	4.37	0.58
Diluted	3.79	4.34	0.58
Weighted average number of common shares outstanding:
Basic	55,204,867	56,219,231	56,219,231
Diluted	56,395,157	56,605,906	56,605,906

Notes:

1.	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.4928 on September 28, 2007 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

2.	Each ADS represents two common shares.

51job, Inc.
Consolidated Balance Sheets

	December 31,	September 30,	September 30,
	2006	2007	2007
(In thousands, except share data)	(audited)	(unaudited)	(unaudited)
	RMB	RMB	USD (Note 1)
ASSETS
Current assets:
Cash	868,698	987,225	131,756
Accounts receivable (net of allowance of RMB2,612 and RMB4,350 as of December 31, 2006 and September 30, 2007, respectively)	28,431	37,844	5,051
Prepayments and other current assets	18,064	23,073	3,079
Deferred tax assets, current	4,383	3,782	505
Total current assets	919,576	1,051,924	140,391
Long-term investments	—	8,742	1,167
Property and equipment	194,315	193,549	25,831
Intangible assets	9,363	7,455	995
Other long-term assets	3,857	9,014	1,203
Deferred tax assets, non-current	504	1,011	135
Total assets	1,127,615	1,271,695	169,722
LIABILITIES
Current liabilities:
Accounts payable	9,692	18,179	2,426
Due to related parties	464	108	14
Salary and employee related accrual	26,677	23,262	3,105
Taxes payable	23,751	29,954	3,998
Advance from customers	57,930	78,272	10,446
Other payables and accruals	20,561	17,762	2,371
Total current liabilities	139,075	167,537	22,360
Deferred tax liabilities, non-current	122	305	40
Total liabilities	139,197	167,842	22,400
Commitments and contingencies	—	—	—
Shareholders’ equity:
Common shares (US$0.0001 par value; 500,000,000 shares authorized, 56,119,761 and 56,359,640 shares issued and outstanding as of December 31, 2006 and September 30, 2007, respectively)	46	47	6
Additional paid-in capital	859,899	885,258	118,148
Statutory reserves	4,849	4,849	647
Other comprehensive gain	261	472	63
Retained earnings	123,363	213,227	28,458
Total shareholders’ equity	988,418	1,103,853	147,322
Total liabilities and shareholders’ equity	1,127,615	1,271,695	169,722

__________
Note 1:	The conversion of RMB amounts into USD amounts is based on the noon buying rate of USD1.00=RMB7.4928 on September 28, 2007 in The City of
New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.